2004 Annual Report
FOR THE YEAR ENDED MAY 31, 2004

We are the leader in developing an oxygen-carrying blood substitute for the treatment of urgent, large volume blood loss in trauma and resultant surgical settings.

PolyHeme® is a solution of chemically modified human hemoglobin that requires no cross-matching and is compatible with all blood types. It has a shelf-life of over 12 months.

     A Message from the Chairman

     It is with great pleasure that I report to you on the progress Northfield has made during fiscal 2004. By any measure, this was a year of significant clinical, regulatory and financial accomplishments for our Company.

     The highlight of our year was the start of patient enrollment in our pivotal Phase III Ambulance Trial with PolyHeme® . We proudly announced the initiation of the first clinical trial site in late December—meeting our stated goal of beginning the trial in 2003. Four sites were enrolling patients by the end of January, and six by April. New sites have continued to join the trial at a steady pace. As this letter is being written, there are 12 Level I trauma centers throughout the country enrolling patients, and an additional four that have received final IRB approval to begin what may well be one of the most logistically complex studies in the history of clinical trials. There were many skeptics who did not believe that this trial could ever be conducted. Northfield has proved them wrong.

     Another significant achievement was reaching agreement with FDA on Special Protocol Assessment (SPA) for the PolyHeme® Ambulance Trial. SPA represents acknowledgment and confirmation of a mutual agreement between Northfield and FDA that the data from a successful trial will form the primary basis for an efficacy claim as part of a Biologics License Application. SPA provides us with the regulatory clarity we sought in our efforts to bring PolyHeme® to market.

     We recently announced the result of the first of a planned series of interim analyses of the data from the trial. We were pleased to receive the recommendation of an independent data monitoring committee (IDMC) that the trial continue without modification after its initial review of blinded data on mortality and serious adverse events. This is a major achievement. It is a validation of the diligence and concern for patient safety that have characterized the conduct of this trial since its inception.

     I am especially pleased to report that our financial position has improved dramatically during the past year. We raised just under $53 million from qualified and institutional investors in three registered direct stock offerings, and each transaction closed at a higher price per share. These financings accomplished a number of important goals: expansion of our institutional ownership, substantial improvement in the liquidity of our stock, and necessary funding for the trial and our ongoing operations.

     Investors have become more confident in our future as well. The value of Northfield’s stock more than doubled during fiscal 2004. For the past two consecutive quarters, Northfield has been among the biotech industry’s top price performers according to BioCentury. As an additional measure of our improved status in the capital markets, we were added to the NASDAQ Biotech Index and to the Russell 3000 Index.

     We had the opportunity to present Northfield’s story to the investment community at a number of important investor conferences this year, including Rodman & Renshaw’s Techvest Conferences in Boston and London, S.G. Cowen & Company’s Healthcare Conference in Boston, and BioCentury’s Future Leaders in Biotech and R.W. Baird’s Small Cap Conference, both in New York. Increased visibility on Wall Street continues to be one of management’s top priorities. To that end, we are in the process of updating our corporate image, including our investor materials such as this annual report and our Web site. This will make it easier for our shareholders and the public to find information about Northfield and PolyHeme® . The new Web site is scheduled to go live just prior to our annual meeting, which will take place on September 21, 2004.

     In closing, 2004 was a highly productive and rewarding year for Northfield. Our accomplishments this year have indeed brought us closer to our ultimate goal of transforming the treatment of trauma. I want to personally recognize and express my sincere appreciation to Northfield’s employees, whose incredible energy, initiative, and commitment have enabled us to make sustained progress this year. To be sure, the challenges that lie ahead are many before PolyHeme® becomes the standard of care in the early treatment of trauma. But our path is clear, and we remain focused on successfully completing the ambulance trial and preparing for the commercialization of PolyHeme® .

Steven A. Gould, M.D.
Chairman of the Board and
Chief Executive Officer

     Lastly, I want to thank our loyal shareholders for their continued support. I look forward to reporting continued good news to all of you in fiscal 2005.

Steven A. Gould, M.D.
Chairman of the Board and
Chief Executive Officer

Trauma is the
leading cause of death in Americans under the age of 45.

Many trauma victims bleed to death before they have access to blood.

PolyHeme® may address this critical, unmet clinical need: the unavailability of blood in urgent, life-threatening blood loss.

2

16

Denver Health Medical Center is the lead clinical site for the PolyHeme® ambulance trial.

The PolyHeme®
Ambulance
Study is a

landmark clinical trial.

The study is underway at Level I trauma centers across the United States.

4

NORTHFIELD
LABORATORIES INC
STERILE, NON-PYROGENIC
For Investigational Use On
Cooler #

The many potential clinical settings for the use of PolyHeme® represent a substantial market opportunity.

6

Northfield is

committed

to bringing PolyHeme® to market
to address the

critical, unmet clinical need

for an oxygen-carrying
resuscitative fluid.

Shareholder
Information

Headquarters
Northfield Laboratories Inc.
1560 Sherman Avenue
Evanston, IL 60201-4800
847.864.3500
847.864.3577 fax
www.northfieldlabs.com

Transfer Agent
Computershare Investor Services, LLC
P.O. Box A3504
Chicago, IL 60690-3504
312.588.4225
www.computershare.com

Common Stock
Northfield Laboratories Inc.
is listed on NASDAQ under
the symbol NFLD

Independent Auditors
KPMG LLP
Chicago, IL

Contact Information
Sophia H. Twaddell
Vice President
Corporate Communications
847.864.3500
investor_relations@northfieldlabs.com

PolyHeme is a registered trademark
of Northfield Laboratories Inc.

Officers

Steven A. Gould, M.D.
Chairman of the Board and
Chief Executive Officer

Jack J. Kogut
Senior Vice President
Chief Financial Officer

Marc D. Doubleday
Vice President and General Manager

Eva C. Essig, Ph.D.
Vice President Regulatory Affairs
and Quality

Jay H. Kleiman, M.D., M.P.A.
Vice President Clinical Affairs

Robert L. McGinnis
Vice President Planning and
Resource Development

Sophia H. Twaddell
Vice President
Corporate Communications

Board of Directors

Steven A. Gould, M.D.
Chairman of the Board and
Chief Executive Officer

John F. Bierbaum
Executive Vice President
Pohlad Companies

Bruce S. Chelberg
Retired Chairman
Whitman Corporation

Paul M. Ness, M.D.
Professor of Pathology,
Medicine and Oncology
Johns Hopkins University
School of Medicine
Director, Transfusion Medicine
Johns Hopkins Medical Institutions

Jack Olshansky
Independent Consultant
to the Healthcare Industry

David A. Savner
Senior Vice President and
General Counsel
General Dynamics Corporation

Northfield Laboratories Inc.
1560 Sherman Avenue
Evanston, IL 60201-4800
www.northfieldlabs.com